GLEN ROSE
PETROLEUM CORPORATION

**One Energy Square**
**4925 Greenville Avenue, Suite 200**
**Dallas, Texas 75206**
**214-800-2663**
**Chip Langston, President**
**972-962-4892 direct phone**
**972-962-3766 direct fax**
**info@glenrosepetroleum.com**

**July 8, 2008**

**Dear Wardlaw Royalty Owners,**

**The past few months have been busy. As in any venture that is being restarted, you have difficulty cleaning up the past while starting up the future. We have changed our name, and our new stock symbol is "GLRP". We are in the process of receiving a significant amount of corporate financing through a joint venture partner. I will send you our 10-K after we file it next week.**

**We have changed personnel until we have what we now believe to be a workable solution to field operations. Todd Loesch is our new field manager. Todd is a young man learning the business, and we encourage you to call Todd at any time (his mobile number is ). We know he will be happy to show you around. The lease has been cleaned up, and operations have begun with the existing permits in place. We replaced the old trailer house (a health hazard), with a newer house. The old trailer house was dismantled, recycled (as much as possible) and the remainder hauled away. All the remaining old refuse has been moved off the field. We believe you could take the family for a picnic anywhere on the activity sites of our lease.**

**There were no sales of crude in April. In May, we sold 1 load, 72.71 barrels. However since the first of June we have sold 3 loads, 357.14 barrels. This is a result of reworking several wells, and we began a heated nitrogen injection program in one well (we have a permit for four). This heated nitrogen injection, coupled with being injected under pressure with a Thermal Pulse Unit, has shown good results to date. Average daily production this week exceeded 20 bopd up from 2 bopd and that's a first without swabbing. Note the pictures attached of the Nitrogen and Thermal Pulse Unit. I will also email you a Thermal Pulse power point presentation.**

**Bill Hopper is our new V.P. of Operations. Bill's history with enhanced oil recovery and his knowledge of the Thermal Pulse Unit has been a tremendous help. Paul Watson,**

GLEN ROSE
PETROLEUM CORPORATION

our Chairman and Chief Executive Officer is spending half his time in Rocksprings, taking a proactive role. Paul's cell phone number, while in Texas, is .

We recently announced we have a letter of intent a joint venture with Wind Hydrogen Limited (WHL) , a publicly traded Australian company. WHL has already paid a substantial sum and, upon completion of the final contract, will pay $2.5 million (U.S.) for a 50% interest in approximately 2,560 acres. In addition, we anticipate they will pay for two options for two additional 2,560 ventures each. With that partnership in the works, we surveyed 12 additional locations last week. Several are around our existing activity in the southern part of Section 7, but we have surveyed several in the north part of Section 7. A further three exploratory locations have been surveyed in the more remote areas of our leases. We hope to have these permitted and ready to drill by late July, or early August.

We now have a good working relationship with the Railroad Commission. They have reviewed our property and operations. However, I regret that the current owner of 3 percent of the royalty interest opposed our swabbing permit and required us to have a series of Railroad Commission hearings. Each time things don't go his way with the Railroad Commission, he makes another complaint, delaying swabbing for months.

This affects your royalty payments. We anticipate that the swabbing operation will quickly double production, possibly driving production up to 100 BOPD. With oil trading on exchanges in excess of $140 a barrel, the delays caused by this interest owner are costing you money. If we are prevented from starting the swabbing operation for several months, we can provide no assurance that a price per barrel can be maintained. If the price drops back down to $100 per barrel, a price that was seen as recently as March of this year, your royalty payments will be commensurately lower.

Moreover, the claims this royalty interest owner has made to the Railroad Commission are not valid. We have good title as shown by the attached title opinion the Railroad Commission hearing on May 19. There is also no basis for his environmental allegations. I hope you will attempt to persuade this royalty interest owner to drop his protest and allow us to begin an orderly swabbing production activity so that we can increase production and pay you royalties based on the current elevated oil price.

I mailed each of you a copy of the title opinion prepared by Tim Malone with the Fort Worth law firm of Whitaker Chalk. I will attach a copy of the 3% royalty owner letters to us in April and a second letter in May. I have also attached our response to his latest letter. This owner owns a very small fraction of the minerals yet he causes us all a great amount of lost revenue.

GLEN ROSE
PETROLEUM CORPORATION

Once we have the wells scheduled to drill, I would like to host a Bar-B-Q at the property late one afternoon, and let you see the results to date, monitor the current activity, and let us share with you our vision for the future. Perhaps our Australian partners will also come by for a hot summer evening in Rocksprings.

We intend to keep you fully informed of our operations. However, letters such as this one will likely be infrequent. We are a public company and letters describing our operations may affect our public disclosure responsibilities under SEC Regulation FD if there is a possibility that the letter may be received by a shareholder, someone who may become a shareholder, or an associated person of a broker-dealer or investment adviser.

Have a happy and safe Fourth of July. Don't hesitate to call me with any concerns or questions.

Sincerely,

pp. Chip Langston

Enclosures or Attachments:
WindHydro Press release
Pictures of the Nitrogen Unit
Pictures of the Thermal Pulse Unit
Thermal Pulse PowerPoint Presentation
Royalty Interest Owner Letter 1
Royalty Interest Owner Letter 2
Response to Royalty Interest Owner Letter 2
Swabbing Permit Damages Worksheet
April and May, 2008 P-1's